# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VEEA INC., CIK 0001840317
CUSIP: 693489122
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 164 E. 83rd Street, New York, New York (NY), 10028
Date of event which requires filing of this statement: 08/14/2025
Filed by CIK 0001367633
Persons authorized to receive notices and communications: Allen Salmasi, 164 E. 83rd Street, New York, New York (NY), 10028, (212) 535-6050

## Reporting persons
- Allen Salmasi (CIK 0001367633): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,429,504; shared voting power 25,926,647; sole dispositive power 3,429,504; shared dispositive power 25,926,647; aggregate amount beneficially owned 29,356,151 (55.21% of the class)
  Comment: (1) Includes 437,029 shares of common stock of the issuer, par value $0.0001 per share (the "Common Stock"), directly owned by Mr. Salmasi; 2,992,475 shares of Common Stock issuable upon the exercise of options held by Mr. Salmasi; 17,388,017 shares of Common Stock and 5,239,096 shares of Common Stock issuable upon the exercise of common warrants held by NLabs Inc., of which Mr. Salmasi is the Chief Executive Officer and stockholder; 2,808,475 shares held by Salmasi 2004 Trust ("Salmasi Trust"), the trustee of which is Mr. Salmasi's spouse; and 491,059 shares held by Mr. Salmasi's spouse.
  
  (2) Based on 50,182,879 shares of Common Stock outstanding as of August 21, 2025.
- NLabs Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 22,627,113; shared voting power 0; sole dispositive power 22,627,113; shared dispositive power 0; aggregate amount beneficially owned 22,627,113 (45.09% of the class)
  Comment: (1) Based on 50,182,879 shares of Common Stock outstanding as of August 21, 2025.
  
  (2 Includes 17,388,017 shares of Common Stock directly owned by NLabs Inc.; and 5,239,096 shares of Common Stock issuable upon the exercise of common warrants held by NLabs Inc.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: VEEA INC.
Address of issuer's principal executive offices: 164 E. 83rd Street, New York, New York (NY), 10028

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Allen Salmasi and NLabs Inc., a Delaware corporation ("NLabs"). The reporting persons are collectively referred to herein as the "Reporting Persons." Mr. Salmasi is Chief Executive Officer and chairman of the board of directors of the Issuer, and Mr. Salmasi is also the Chief Executive Officer and stockholder of NLabs.
Residence or business address: The principal business address of each Reporting Person is 164 E. 83rd Street, New York, NY 10028.
Present principal occupation or employment: The present principal occupation of Mr. Salmasi is Chief Executive Officer and chairman of the board of directors of the Issuer. NLabs is a Delaware corporation.
Criminal convictions in the last five years: During the past five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: Mr. Salmasi is a citizen of the United States. NLabs is a Delaware corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons received an aggregate of 5,239,096 shares of Common Stock and 5,239,096 common warrants exercisable for shares of Common Stock pursuant to the public best-efforts offering by the Issuer on the Registration Statement (333-288878) pursuant to Form S-1, which shares were issued at a public offering price of $1.00 per share and associated common warrant, and which warrant has an exercise price of $1.10 (subject to adjustment as provided therein) (as further described in Item 4 below).

The information set forth under Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 12, 2025, Veea Inc., a Delaware corporation (the "Company"), entered into a Placement Agency Agreement (the "Placement Agency Agreement") with A.G.P. /Alliance Global Partners (the "Placement Agent") whereby the Placement Agent agreed to act, on a "reasonable best efforts" basis, as placement agent in connection with the Company's registered public offering (the "Offering") of up to 9,239,096 shares of common stock, par value $0.0001 per share (the "Common Stock", and such shares, the "Common Shares"), each with one accompanying common warrant (the "Warrants", and the shares of Common Stock to be issued upon exercise of the Warrants, the "Warrant Shares") to purchase one share of Common Stock, (the Common Shares, the Warrants, and the Warrant Shares, collectively, the "Securities"). The Company also entered into a securities purchase agreement (the "Securities Purchase Agreement") with the investors who purchased Securities in the Offering.

Included in the aggregate securities purchased are 3,239,096 shares of Common Stock and accompanying warrants that were issued to NLabs Inc., a Delaware corporation ("NLabs") an existing stockholder and an affiliate of the Company and the Company's Chief Executive Officer, in exchange for the extinguishment of certain of the Company's outstanding non-convertible promissory notes in the aggregate principal amount, plus accrued interest, of $3,239,096.

Under the terms of the Offering, the Company agreed to sell each Common Share with one accompanying Warrant in the Offering at a public offering price of $1.00 per Common Share with one accompanying Warrant. The Warrants are exercisable immediately upon issuance and have an initial exercise price of $1.10 per share, subject to certain adjustments, and will expire five years from the date of issuance. The Warrants contain ownership limitations pursuant to which a holder does not have the right to exercise any portion of their warrants if it would result in the holder (together with its affiliates) beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company's outstanding common stock.

The Offering closed on August 14, 2025. The securities were registered pursuant to the registration statement on Form S-1 (File No. 333-288878), which was initially filed with the Securities and Exchange Commission (the "Commission") on July 23, 2025, as amended, and which the Commission declared effective on August 12, 2025, and the registration statement on Form S-1MEF (File No. 333-289555), filed with the Commission on August 13, 2025.

As compensation for services rendered by the Placement Agent in connection with the Offering, the Company agreed to pay the Placement Agent an aggregate cash fee of (i) 7.0% of the aggregate gross proceeds raised in the Offering by the investors introduced by the Placement Agent plus (ii) 3.5% of the aggregate gross proceeds raised in the offering by the investors introduced by the Company. The Placement Agent received no cash fee for any Securities purchased by NLabs in this offering in satisfaction of the promissory notes. The Company agreed to reimburse the Placement Agent for up to $70,000 for its legal fees, and $10,000 for non-accountable fees and expenses.

The Company received gross proceeds from the Offering of approximately $6.0 million, before deducting Placement Agent fees and other estimated offering expenses payable by the Company. The net proceeds to the Company from the Offering, after deducting the Placement Agent's fees and expenses and estimated offering expenses (excluding proceeds to the Company, if any, from the future exercise of the Common Warrants), were approximately $5.3 million. The Company intends to use the net proceeds from the Offering for investments in inventory and customer support infrastructure, working capital and general corporate purposes.

The Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of the Company's (or its subsidiary's) securities for a period of ninety (90) days from the closing of the Offering, subject to certain exceptions, and not to issue or enter into an agreement to issue any shares or securities pursuant to a variable rate transaction (as defined in the Securities Purchase Agreement), however these standstills shall be reduced to seventy-five (75) days for transactions with respect to the Company's equity line of credit facility with White Lion Capital, LLC. Additionally, in connection with the Offering, each of the officers, directors, and holders of 5% or more of our outstanding shares of common stock, who are affiliates of our officers or directors, of the Company entered into lock-up agreements, pursuant to which they agreed not to sell or transfer any of the Company securities they hold, subject to certain exceptions, during the ninety (90) day period following the closing of the Offering.

Item 3 above is hereby incorporated into this Item 4 by reference. Certain Reporting Persons hold a substantial position in the Issuer. Mr. Salmasi serves as Chief Executive Officer and chairman of the board of directors of the Issuer, and in such capacity may have the ability to influence the Issuer's management and operations directly in his position. Although the Reporting Persons do not have any specific plan or proposal to acquire additional shares or to dispose of Common Stock, consistent with their investment purpose, the Reporting Persons may at any time and from time to time acquire additional shares of Common Stock or, subject to the Lock-Up Agreement (as described above), dispose of shares of Common Stock, depending upon their ongoing evaluation of their investment, prevailing market conditions, other investment opportunities, and/or other investment considerations.

Except as disclosed in this Schedule 13D, the Reporting Persons currently do not have any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of this Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a, b) The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 50,182,879 shares of Common Stock outstanding as of August 21, 2025.

In the aggregate, the Reporting Persons have voting and dispositive power of 29,356,151 shares of Common Stock, representing approximately 55.21% of such class of securities.
Number of shares as to which each person has sole or shared power to vote or dispose:
The beneficial ownership of each Reporting Person is as follows:

(i) Mr. Salmasi beneficially owns 29,356,151 shares of Common Stock representing 55.21% of the class, which is Includes 437,029 shares of common stock of the issuer, par value $0.0001 per share (the "Common Stock"), directly owned by Mr. Salmasi; 2,992,475 shares of Common Stock issuable upon the exercise of options held by Mr. Salmasi; 17,388,017 shares of Common Stock and 5,239,096 shares of Common Stock issuable upon the exercise of common warrants held by NLabs Inc., of which Mr. Salmasi is the Chief Executive Officer and stockholder; 2,808,475 shares held by Salmasi 2004 Trust ("Salmasi Trust"), the trustee of which is Mr. Salmasi's spouse; and 491,059 shares held by Mr. Salmasi's spouse.

(ii) NLabs beneficially owns 22,627,113 shares of Common Stock held by or issuable to the NLabs, representing 45.09% of the class.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions with respect to the Common Stock during the 60 days before the date of this filing, except as described in Items 3 and 4 above.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Common Warrants

On August 14, 2025, in connection with the Company's "reasonable best efforts" public offering of securities, up to 9,239,096 shares of common stock each with one accompanying common warrant to purchase one share of Common Stock. The Warrants were exercisable immediately upon issuance and have an initial exercise price of $1.10 per share, subject to certain adjustments, and will expire five years from the date of issuance. The Warrants contain ownership limitations pursuant to which a holder does not have the right to exercise any portion of their warrants if it would result in the holder (together with its affiliates) beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company's outstanding common stock.

Lock-Up Agreements

On August 12, 2025, in connection with the Company's "reasonable best efforts" public offering of securities, directors and officers of the Company entered into lock up agreements, pursuant to which they agreed subject to specified exceptions, not to sell or transfer any shares of common stock or securities convertible into, or exchangeable or exercisable for, our shares of common stock during a period ending 90 days after the closing of this offering, without first obtaining the written consent of the sole Placement Agent.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
4.1 Common Warrant dated August 14, 2025, by and between the Issuer and NLabs Inc.

10.1 Lock-Up Agreement, dated August 12, 2024, by and between the Issuer and Allen Salmasi

99.1 Joint Filing Agreement (filed herewith).

## Signatures
- Allen Salmasi: /s/ Allen Salmasi, Allen Salmasi (08/27/2025)
- NLabs Inc.: /s/ Janice K. Smith, Janice K. Smith/SVP & Chief Administrative Officer. (08/27/2025)